KENNETH BETTS

Partner

214-453-6435

kbetts@winston.com

VIA EDGAR AND FEDERAL EXPRESS

April 4, 2022

Mr. Ronald Alper

Office of Real Estate and Commodities

Securities and Exchange Commission

100 F. Street, N.E.

Washington D.C. 20549

Re:	NOYACK Logistics Income REIT II, Inc.
Draft Offering Statement on Form 1-A
Submitted on February 25, 2022
CIK No. 0001913359

Dear Mr. Alper:

This letter is submitted on behalf of Gateway Garage Partners LLC (the “Company”) in response to the comments of the staff (the “Staff”) of the Division of Corporation Finance (the “Division”) of the U.S. Securities and Exchange Commission (the “Commission “) with respect to the Company’s Confidential Draft Offering Statement on Form 1-A submitted for confidential review on February 25, 2022 (“Offering Statement”), as set forth in your letter dated March 22, 2022 addressed to Mr. Charles Follini, the Managing Principal of the Company (the “Comment Letter”). The Company is concurrently filing Amendment No. 1 to the Offering Statement (the “Amendment No. 1”), which includes changes to reflect responses to the Staff’s comments.

For reference purposes, the text of the Comment Letter has been reproduced herein with responses below each numbered comment. For your convenience, the Staff’s comments from the Comment Letter are set forth below in bold font. Unless otherwise indicated, page references in the Staff’s comments refer to the Offering Statement, and page references in the response refer to Amendment No. 1. The responses provided herein are based on information provided to Winston & Strawn LLP by the Company.

April 4, 2022 Page 2

General

1.	We note that this offering includes a minimum offering feature with subsequent quarterly closings. Please provide clarifying disclosure regarding the terms of the escrow arrangements and investors’ ability to seek return of their funds at any time before the minimum offering threshold is reached. Please also provide a detailed legal analysis regarding why you believe this is not a delayed offering. Refer to Rule 251(d)(3)(i)(F) of Regulation A.

RESPONSE: In response to the SEC’s comment, the Company has added disclosure clarifying the fact that investor funds will be held in a segregated non-interest bearing account controlled by the Company prior to release of funds to either the Company or back to the investor depending on whether the minimum offering threshold is met prior to the termination date.

The Company respectfully submits that the offering outlined in the Offering Statement is a “continuous offering” because the offering of the securities will commence promptly after qualification of the Offering Statement (within two (2) days as stipulated in Rule 251(d)(3)(i)(F) of Regulation A) and will continue to be offered in the future. The term “continuous” as used in Rule 251(d)(3)(i)(F) relates to “offerings” and not sales. Therefore, under a continuous offering, sales can be made from time-to-time over the duration of the offering as proposed by the Company under the Offering Statement. In a “delayed offering,” there is no current intent to offer securities at the time of qualification/effectiveness, and these types of offerings are typically effected through a two-step process. Initially, a “base” or “core” offering circular/prospectus is filed with the offering statement/registration statement that is qualified or declared effective. At some future point, the issuer will file a prospectus supplement or post-effective amendment that will contain the actual terms and specifics of the offering. As noted above, the Offering Statement clearly states that the offering will commence promptly after qualification, and the Offering Statement contains all of the terms and specifics of the offering.

If you have any questions or would like further information concerning the Company’s responses to the Comment Letter, please contact me at (214) 453-6435.

Sincerely,

/s/ Kenneth L. Betts
Kenneth L. Betts

cc:	Charles J. Follini
NOYACK Logistics Income REIT II, Inc.